                                                                       EXHIBIT 2

17                     27                    28              31                       52                    53
Review of Operations   Management and        Consolidated    Notes to Consolidated    Board of Directors    Shareholder
and Management's       Auditors' Reports     Financial       Financial Statements     and Officers          Information
Discussion and                               Statements
Analysis


REVIEW OF OPERATIONS AND                                                      17
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (MD&A) of the fiscal 2002 financial results focuses on the core businesses of CAE Inc. (CAE), Civil (formerly Commercial) Simulation and Training and Military Simulation and Marine Controls (formerly Military Simulation and Controls). During the year CAE accelerated its transformation from a supplier of simulation equipment to a provider of integrated training solutions in the civil aviation training market with the December 2001 acquisition of SimuFlite Training International ("SimuFlite") of Dallas, Texas and the August 2001 acquisition of Schreiner Aviation Training ("Schreiner") of the Netherlands. CAE's Military Simulation and Marine Controls segment strengthened its position in the US military market with the first quarter acquisition of BAE SYSTEMS Flight Simulation and Training Inc. ("BAE SYSTEMS") in Tampa, Florida and entered the commercial marine systems market with the second quarter acquisition of Valmarine AS ("Valmarine") in Drammen, Norway. On December 18, 2001, the Board of Directors approved the divestiture of the Company's Forestry Systems segment to further sharpen CAE's focus and to enhance its growth potential. The results of this segment are reported as discontinued operations and comparative amounts have been restated. The MD&A includes a review of the operations and financial condition of each segment and should be read in conjunction with the audited financial statements contained on pages 28 to 49.
     This MD&A contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions that CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed on page 26.

Summary of Consolidated Results

Continuing Operations
EARNINGS
Consolidated earnings from continuing operations for the year climbed to $149.3 million, a 42% increase over the fiscal 2001 $105.2 million result. Earnings per share increased from $0.49 to $0.69, reflecting the effect of the restatement of Forestry Systems earnings as discontinued operations and the impact of the 100% stock dividend declared on June 20, 2001, effectively a stock split. All segments reported significantly improved performances this year resulting from productivity improvements and cost reductions. Operating margins reached 21.5% for the year as compared to 17.0% last year. This improvement stems from the reduction in the manufacturing time to build a civil simulator, better execution on several military programs and cost containment initiatives. In addition, the Military Simulation and Marine Controls segment achieved robust results for the year due mainly to improved performance on its major programs, the first quarter acquisition of BAE SYSTEMS and the August 2001 acquisition of Valmarine. The Civil Simulation and Training segment's accelerated move into aviation training, through the

18                                                                   CAE AR 2002

two strategic acquisitions, helped to drive a 30% increase in this segment's operating earnings. In the fourth quarter, the segment absorbed the $7.0 million provision for work-force reductions announced in February 2002, the majority of which was expended by March 31, 2002.
     The earnings growth more than offset an increase in interest expense. Interest expense for the year, at $22.7 million, is higher than last year due primarily to the acquisition of four strategic businesses and capital spending in support of our growth initiatives in pilot training. In addition to cash flow from operations, this growth has been financed through the use of proceeds from the disposition of discontinued operations, utilization of CAE's cash balances, short-term investments and long-term credit facilities.

REVENUE
Consolidated revenue for fiscal 2002, at $1.13 billion, reflects a 26% increase over the $891.4 million reported for the prior year. Revenue for Military Simulation and Marine Controls grew by 42% or $171.4 million, due primarily to the acquisition of BAE SYSTEMS, which significantly enhanced CAE's access to the US Military market, and Valmarine, which facilitated entry into the commercial marine control systems market. Civil Simulation and Training rose 13%, driven by the acquisitions of SimuFlite in December and Schreiner in the second quarter, combined with the December opening of the Toronto Aviation Training Centre, the first quarter opening of the Sao Paulo Centre and other training centre initiatives.

Discontinued Operations
On December 18, 2001, the Board of Directors approved the divestiture of the Company's Forestry Systems segment. Commencing in the third quarter the results of Forestry Systems were reported in discontinued operations and combined with the results of the Cleaning Technologies segment. Prior year amounts have been restated, accordingly. On March 28, 2002, CAE closed the sale of the Pulp and Paper division of Forestry Systems to Advanced Fiber Technologies Income Fund
(AFT), a publicly traded income trust. The proceeds of the AFT offering, net of commissions, were approximately $123.0 million. AFT used the proceeds and an additional $39.0 million to acquire the business from CAE. In February, CAE completed the sale of CAE Ransohoff Inc. and CAE Ultrasonics Inc., two of the five Cleaning Technologies operations, to the former management of these operations, for US$21.4 million in the form of cash and subordinated notes. The result of these transactions, combined with an estimate of the net realizable value of the remaining discontinued operations contributed to a $1.3 million gain from discontinued operations for the year. Negotiations to sell the remaining businesses are proceeding and the Company expects to conclude agreements to dispose some or all of the divestitures in the first half of fiscal 2003.

Net Earnings
Consolidated net earnings increased 39% to $150.6 million or $0.69 per share in fiscal 2002 compared with consolidated net earnings of $108.1 million or $0.50 per share in fiscal 2001.

Cash Flow
CAE's cash and short-term investments decreased by a combined $169.5 million to $88.8 million and $21.3 million, respectively, and long-term debt increased by $560.2 million. These changes are the result of the four strategic acquisitions totalling $757.6 million and capital expenditures of $249.6 million primarily related to CAE's expansion into aviation training. Total proceeds amounting to $187.1 million, received primarily in the fourth quarter from the disposition of the Pulp and Paper division of Forestry Systems and the sale of CAE Ransohoff Inc. and CAE Ultrasonics Inc., were used to pay down debt. The Company received $42.6 million in the third quarter on the completion of a tax efficient sale and leaseback of the first two simulators installed in the Toronto Training Centre.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS     19

In addition, on January 15, 2002, CAE completed a US$36.4 million project financing transaction with Banco ITAU of Brazil for the Sao Paulo Aviation Training Centre. This project financing comprises a 7.5-year term loan issued by the Brazilian bank and enables CAE to borrow exclusively on the strength of its Brazilian operations.

Backlog
Order backlog as at March 31, 2002, reached $2.7 billion, up $0.9 billion or 50% over last year. The backlog includes two major programs, the Eurofighter visual system program and the Astute Class Submarine Training program for the UK Royal Navy, secured in the first half of the 2002 fiscal year.

Review of Operations

Civil Simulation and Training
CAE's Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and training systems. The acquisitions of Schreiner in the second quarter and SimuFlite in December, combined with the December opening of the Toronto Training Centre, the first quarter opening of Sao Paulo Centre and other training centre initiatives, have accelerated CAE's move into aviation training. These strategic initiatives have facilitated CAE's transformation from a supplier of simulation equipment to a provider of integrated training solutions in the civil aviation training market and positioned CAE as the world's second largest independent aviation training company.

FINANCIAL RESULTS

(amounts in millions of dollars)               2002       2001       2000       1999       1998
-----------------------------------------------------------------------------------------------
Revenue                                 $     545.2      481.5      480.2      352.8      296.8
Operating earnings                      $     152.3      117.0       82.3       55.9       56.7
Operating margins                       %      27.9       24.3       17.1       15.8       19.1
Backlog                                 $     641.2      649.5      527.8      482.7      339.9
Capital expenditures                    $     216.7       72.9       11.7       23.2       27.4
-----------------------------------------------------------------------------------------------

Revenue for the fiscal year reached $545.2 million, $63.7 million or 13% ahead of last year. The increase in revenue from last year primarily stems from the Schreiner and SimuFlite acquisitions combined with the launch of the Sao Paulo, Toronto and Madrid training centres. In addition, higher visual upgrade and support service revenues were realized. Operating earnings of $152.3 million for the year were $35.3 million or 30% higher than last year. These results reflect the impact of the accelerated move into aviation training and significant margin improvement achieved through productivity gains and cost containment initiatives. In addition, these operating earnings reflect a fourth quarter $7.0 million provision for workforce reductions, the majority of which was spent by March 31, 2002.
     Capital expenditures increased significantly in the fiscal year, the majority of which relate to the construction of five new training facilities.

OPERATIONAL HIGHLIGHTS
During the first half of the fiscal year, CAE's strategy to expand and grow through pilot training gained significant momentum. The acquisition of Schreiner was announced along with plans to open a flight-training centre in Denver and an agreement to build and operate, with Emirates, the international airline of the United Arab Emirates (UAE), a new flight-training centre in Dubai. The acquisition of Schreiner in August 2001, and its four established training centres (Amsterdam and Maastricht in The Netherlands, Brussels, Belgium, and Dallas, Texas) added a total of 19 full flight simulators (FFS) to CAE's network of training facilities. On July 6, 2001, a long-term training agreement with Alitalia Linee

20                                                                   CAE AR 2002

Aeree Italiane was signed for three FFSs to be built, installed and owned by CAE, to provide training to Alitalia and other carriers at the Alitalia training centre in Rome. On July 14, 2001, CAE and Emirates signed an agreement to build and operate jointly a new aviation training centre in Dubai. The centre is scheduled to open in the summer of 2002. CAE also signed a five-year training service agreement with Qatar Airways, the new centre's first anchor customer.
     During the second quarter CAE concluded a contract with Frontier Airlines to train at CAE's new training centre in Denver, Colorado, scheduled to open in the summer of 2002. On December 13, CAE officially opened the Toronto Training Centre near Pearson International Airport and announced an agreement with Air Canada to train its Boeing 747-400 pilots at the new facility.
Air Canada is the fourth Canadian airline anchor tenant at the Centre, joining Air Canada Jazz (formerly Air Canada Regional Inc.), Skyservice and Air Transat. The Centre provides training on three FFSs, an Airbus A330/340, an Airbus A320 and a Boeing 747-400. A fourth simulator for the Bombardier Dash 8-100/300 will be installed in early 2003. The acquisition of SimuFlite of Dallas, Texas was completed on December 31, 2001, for US$210.9 million, subject to an adjustment based on an audit of the closing balance sheet. Up until this strategic move, CAE's entry into aviation training had concentrated on the wide-bodied and regional jet markets in the civil sector. The acquisition of SimuFlite positions CAE in the business-aircraft training segment - and in the key US market.
Next year, SimuFlite will have 29 FFSs, all but one in Dallas, serving the business-aircraft market (the largest addressable or outsourced aviation training market in the world). CAE sees this market segment as the one least affected by the events of September 11, 2001, and one with solid growth potential. It is also a market specifically suited to CAE's new, next generation simulator - CAE Sim XXI(TM). By the end of fiscal 2003, CAE expects to have in operation an installed base of over 80 FFSs. CAE will continue to execute its pilot training strategy, with the focus now on integrating the SimuFlite and Schreiner operations, ramping up utilization in the Toronto, Madrid and Sao Paulo training centres, and progressing as planned on the Denver, Rome and Dubai centres.
     CAE achieved one of the most significant milestones on the CAE Sim XXI(TM) simulator program - its inaugural test flight in January. CAE Sim XXI(TM)'s modular design is the result of the latest next-generation technologies, used to produce high quality high-fidelity FFSs faster than any other prototype that uses new technologies. CAE Sim XXI(TM) is easier to assemble, test, integrate, evaluate, deliver and maintain. Engineering activities for the first and second production of CAE Sim XXI(TM) simulators are underway and will be delivered to CAE's training centre in Dubai. CAE Sim XXI(TM) manufacturing techniques will be extended to all CAE simulator production. In addition, during the fourth quarter CAE's FFSs at both the Toronto and Madrid aviation training centres received Level D certification, the highest level in full flight simulation. These achievements clearly demonstrate CAE's commitment to maintaining its technological leadership.
     During the fiscal year, CAE was awarded 22 of 26 FFS orders or 85% of the competed market (fiscal 2001 - 35 of 42 FFS orders). CAE also captured 16 of 27 competed visual systems, or 59%. New customers included a $100.0 million contract for four FFSs all equipped with CAE MAXVUE(TM) Plus visual systems, to Khalifa Airways and an Airbus A330 FFS equipped with CAE's new image generator, CAE Tropos(TM), to Taiwan-based Eva Airways Corp.

OUTLOOK
CAE expects to maintain its commanding leadership position in civil simulation and visual systems due to its focus on customer relationships, its commitment to innovation and technology, product quality, reliability and efficiency, and its continuing efforts to shorten delivery cycles through process improvements. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development (R&D) programs. Last year CAE launched a large-scale R&D program to improve its flight simulator products. The next generation

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS     21

FFS, CAE Sim XXI(TM), is expected to go into full production later this year and is targeted for the growing regional and business jet training markets.
It will also provide significant spin-off benefits for CAE's entire suite of simulation and training products. CAE's capabilities in simulation-based interactive learning, including its CAE Simfinity(TM) system, will also complement CAE's traditional strength in FFSs and flight training devices.
By teaming with the growing network of CAE training centres, CAE can offer airlines and business jet operators a range of training options.
     The events of September 11, 2001, had a negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. To date we have received no cancellations of orders. CAE has experienced some softening of near-term demand for civil simulators and anticipates a reduction in simulator orders in fiscal 2003. In addition, now that CAE has entered the civil aviation training market, the market for new simulators to third parties has been reduced, as CAE now manufactures these for its own use. The building of simulators for its own training centres, as well as for sale, the introduction of CAE Sim XXI(TM), a continued focus on productivity savings through cycle time reductions and other cost containment initiatives should enable CAE to maintain current operating margins. The growth CAE expects to come from training should offset the decline in simulator sales.

Military Simulation and Marine Controls
CAE's Military Simulation and Marine Controls business is a premier designer and manufacturer of military flight and land-based simulation and training systems, and is a world leader in the supply of marine control systems. Three major events occurred during the first half of fiscal 2002, which served to accelerate CAE's strategic initiatives in the military and marine markets. First, the acquisition of BAE SYSTEMS was completed on April 2, 2001, reflecting CAE's commitment to strengthen its access to the US Defence market. On August 1, 2001, CAE announced the acquisition of Valmarine for approximately $63.0 million. Valmarine is a leader in the commercial marine control systems market (namely cruise lines, large passenger ferries and specialized cargo vessels). This acquisition is the foundation for growth in the Marine Controls Division and meets a key strategic objective by accelerating CAE's entry into the commercial marine control systems market. In July, CAE was selected as one of several prime contractors under the US Air Force (USAF) Training Systems Acquisition II (TSA
II) contract. This permits CAE to pursue USAF, Air Force Reserve, Air National Guard, and Foreign Military Sale training products and services programs.

FINANCIAL RESULTS


(amounts in millions of dollars)                2002       2001        2000       1999      1998
------------------------------------------------------------------------------------------------
Revenue                            $           581.3      409.9       384.9      355.7     334.2
Operating earnings                 $            90.0       34.9        15.4       25.2      20.6
Operating margins                  %            15.5        8.5         4.0        7.1       6.2
Backlog                            $         2,054.7    1,103.3     1,219.3    1,242.6   1,242.2
Capital expenditures               $            32.9        3.4        10.1       45.7      25.4
------------------------------------------------------------------------------------------------

Revenue of $581.3 million for the year was $171.4 million or 42% above last year, driven by the acquisitions of BAE SYSTEMS and Valmarine and activity on major programs awarded earlier in the year (Astute, Eurofighter). Operating earnings of $90.0 million were $55.1 million or 158% better than last year. These results reflect the significant improvement in performance on major programs, including the E-3A Airborne Warning and Control System, the Astute Class Submarine Training program, the C-5B Weapon System Trainer, the NATO Flying Training in Canada program and the Medium Support Helicopter Aircrew Training Facility, in addition to the BAE SYSTEMS and Valmarine acquisitions and the continuing impact of productivity and cost saving initiatives.
     Backlog, at a record $2.06 billion, almost doubled last year's amount and includes the Eurofighter visual system program and the Astute Class Submarine Training program.

22                                                                   CAE AR 2002

OPERATIONAL HIGHLIGHTS
This segment secured three major contracts in the year, reinforcing its strategy and accelerating initiatives. During the second quarter, Eurofighter Simulation Systems GmbH selected CAE for visual systems for the Eurofighter EF2000 combat aircraft Aircrew Synthetic Training Aids program. Valued at over $170.0 million, the contract extends over several years, with the first deliveries to take place in calendar year 2002. Also during the second quarter, the FAST Consortium, owned half by CAE's Marine Controls division and half by Alenia Marconi
Systems, signed a contract with the Defence Procurement Agency of the UK Ministry of Defence for the Astute Class Submarine Training program. This Private Finance Initiative contract is for the provision of comprehensive training services to the Royal Navy for 30 years, with an option to renew for an additional 10 years, in the operation and maintenance of the Astute Class submarines. A new training centre is being built in Scotland to house the simulators and provide classroom-training facilities. The contract added over $400.0 million to CAE's backlog. During the fourth quarter, CAE signed a contract with the US Army to be the prime contractor for the Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS). The initial delivery order, valued at approximately $50 million, is for the design of the world's first AH/MH-6 Light Assault/Attack Reconfigurable
(LASAR) Combat Mission Simulator (CMS) to train aircrews of both the AH-6 and MH-6 helicopters. The helicopter simulator, which will feature a 24-foot dome display, will be used by the US Army 160th Special Operations Aviation
Regiment (SOAR), the elite regiment of soldiers known as the "Night
Stalkers", who have played a key role in Afghanistan. As prime contractor for the ASTARS program, CAE will also analyze the training and simulation needs of the US Army 160th SOAR and assist in the development of upgrades to existing systems and new training systems. This contract enhances CAE's prospects for securing other US military contracts at a time when military spending is on the rise.

OUTLOOK
The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and R&D programs. In particular, CAE launched an R&D program to introduce CAE Networked Tactical Training Systems (NeTTS), a new PC-based architecture to address the requirement for scalable, reconfigurable, cost-effective training devices. In addition to technology and price, the customers' - in most cases, governments - key purchase criteria often include the contractor's local geographic presence. With its leading edge technology solution, CAE is well positioned to capitalize on upcoming international Military and Marine programs in Canada, the United States, Europe, the United Kingdom, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries. CAE's Military Simulation and Marine Controls segment has provided an exceptionally strong performance in fiscal 2002. Following the events of September 11, 2001, there was strong evidence of an increase in military spending, particularly in the United States. CAE expects to benefit from these increases especially now that the Company has a recognized presence in the US to bid as a prime on defence contracts. These factors coupled with the record backlog, the majority of which is long-term, provide a solid platform for the future.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS     23

Liquidity and Capital Resources

CAE's cash and short-term investments decreased by $169.5 million during the year. Cash decreased to $88.8 million from the March 31, 2001 level of $156.8 million. Short-term investments amounting to $21.3 million are composed of fixed term deposits maturing within the next year. Long-term debt increased by $755.8 million primarily on the utilization of new US$200.0 million and US$350.0 million long-term credit facilities and the completion of a US$36.4 million project financing transaction with Banco ITAU of Brazil for the Sao Paulo Aviation Training Centre. These changes in cash and long-term debt are also the result of the Company's strategic acquisitions, totalling $757.6 million for the year, and capital expenditures of $249.6 million relating to CAE's expansion into aviation training. In addition, $195.6 million in long-term debt was repaid from the proceeds received from the disposition of the Pulp and Paper division of Forestry Systems and the sale of CAE Ransohoff Inc. and CAE Ultrasonics Inc. totalling $187.1 million and from cash flow from operations.
     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of forward contracts varies on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2002, CAE had $144.1 million Canadian equivalent in forward contracts. The Company also entered into cross currency swap-contracts. Currently, three contracts are in effect and will mature in December 2002. Two of the contracts are in US dollars and have a total notional value of $21.0 million; the third is in Canadian dollars and has a notional value of $30.0 million. If both forward and swap-contracts were marked to market at year-end, a foreign exchange gain of $3.0 million would result. These would be equally offset by future losses of foreign denominated cash flows over the balance of the contracts.
     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. In order to benefit from the low short-term interest rates prevailing in the Canadian market, CAE concluded interest rate swap agreements in fiscal 2002 with three Canadian financial institutions for periods of between one and four years. Following the implementation of its strategy, the mix of fixed rate versus floating rate debt was 55% - 45% respectively. As at March 31, 2002, CAE had interest rate swaps converting mostly floating based long-term debt into fixed term debt totalling $334.1 million, which if marked to market at that date would result in a loss of $2.2 million. CAE deals only with sound counterparties in executing any of its financial instruments.
       As at March 31, 2002, CAE had long-term debt and capital lease obligations totalling $926.5 million. This compares to long-term debt and capital lease obligations of $265.3 million in the prior year. This increase in long-term debt is due to the investments made during the year and sale and leaseback transactions. At March 31, 2002, the short-term portion of the long-term debt was $37.5 million compared to $2.3 million last year.
     In addition to the Term Revolver Facilities totalling approximately $1.0 billion, the Company's liquidity is enhanced through access to $57.8 million in unsecured lines of credit with various banks, compared with $85.0 million in 2001. In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $243.0 million.
     As at March 31, 2002, CAE had approximately US$147.8 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. CAE also has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $64.0 million.

Sale and Leaseback Transactions
From time to time CAE has entered into sale and leaseback transactions to access low-cost capital to support its growth initiatives. In this fiscal year, CAE entered into three such transactions. With the acquisition of Schreiner, CAE acquired a lease for three FFSs valued at $50.0 million. As part of the acquisition of SimuFlite CAE entered into a 12-year sale and leaseback arrangement with the seller for five simulators valued at $86.0 million.

24                                                                   CAE AR 2002

In December 2001, CAE entered into a sale and leaseback arrangement with a financial institution for two simulators manufactured for its Toronto Training Centre. Proceeds, at market value, amounted to $42.6 million, $12.2 million over the carrying value. The guaranteed residual value of $9.2 million will be deferred as a liability until the lease expiry date and the difference, $3.0 million will be realized over the term of the 22-year lease. Future minimum lease payments for all such arrangements, amounting to approximately $340.0 million as at March 31, 2002, are disclosed in Note 18 "Operating Lease Commitments" to the consolidated financial statements.
     This transaction follows another sale and leaseback arrangement completed in December 1999 for two simulators manufactured for Air Canada. Proceeds amounted to $35.5 million, $17.2 million above its carrying value. The guaranteed residual value amounted to $8.3 million.

Non-Recourse Project Financing
During 1997, the Company arranged project financing for the Medium Support Helicopter Aircrew Training (MSHAT) program it entered into with the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services plc (Aircrew). The capital value of the assets required to be supplied by Aircrew is in excess of $200.0 million. The entity that owns the assets comprised in the training centre is CVS Leasing Ltd. (in which CAE has an 11% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSHAT contract. As Aircrew is majority-controlled by CAE, its financial position and results of operations are consolidated in the Company's financial statements. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $278.0 million as at March 31, 2002, and are disclosed in Note 18 "Operating Lease Commitments" to the consolidated financial statements.
     Both the Canadian Institute of Chartered Accountants and the United States Financial Accounting Standards Board are reviewing the existing accounting standards relating to transactions such as those described above. While no new guidance has yet been made public, any change in the standards could affect CAE's accounting for these transactions.

Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgements regarding the carrying values of assets and liabilities and the reported amount of revenue and expenses. Actual results may differ from these estimates under different assumptions.
     CAE's critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgement by management. A summary of the Company's significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

REVENUE RECOGNITION
CAE generates a significant portion of its revenue from long-term contracts. The payment terms under CAE's contracts varies with the type of project, typically taking 15 to 18 months for payment for a civil flight simulator and up to two years or longer for a military or marine project.
     Revenue from long-term contracts is recognized using the percentage of completion method, where revenue, earnings and unbilled accounts receivable are recorded as related

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS     25

costs are incurred, on the basis of percentage costs incurred to date on a contract, relative to the estimated total costs. Significant judgement is involved in estimating the total costs to complete a project. Revisions in cost and earnings estimates during the term of the contract are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience. Where customer support is billed separately, revenue is recorded ratably over the support period.
     Training service revenues are recognized in the period such services are provided. All other revenue is recorded and related costs transferred to cost of sales at the time the benefits and the risks of ownership associated with the product are transferred to the customer.
     Credit risk also exists but it is considered minimal because CAE's customers are primarily well-established companies with good credit ratings or government agencies. Before accepting an order, CAE makes a credit evaluation in order to properly assess the credit risk. When CAE identifies a collection risk, a provision for doubtful accounts is recorded.

VALUATION OF INTANGIBLE ASSETS AND GOODWILL
CAE accounts for its business combinations under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that CAE identify and attribute values and estimated lives to the intangible assets acquired. CAE may engage experts to assist in these matters, however, these determinations involve considerable judgement. They often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations will affect the amount of amortization expense to be recognized in future periods.
     Effective April 1, 2002, CAE adopted the Canadian Institute of Chartered Accountants Handbook Section 3062, "Goodwill and Other Intangible Assets". This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Other intangible assets are amortized over their estimated useful lives. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Goodwill represents the cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired. Goodwill for acquisitions made prior to fiscal 2002 was amortized up to March 31, 2001, using the straight-line method over 40 years.

DEFERRED DEVELOPMENT COSTS
Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and CAE expects to have the financial resources to complete the project, the costs associated with the project are deferred to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgements about the likelihood of recovery of the costs. If CAE determines that recovery of the costs through future sales or use is no longer likely, any deferred costs not likely to be recovered are charged against earnings in the period. Once the project is complete, CAE amortizes the deferred costs by reference to sales of the product over a period not exceeding five years.

New Accounting Standards
During the year, CAE implemented certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (CICA) accounting standards.
     On April 1, 2001, the Company adopted the new recommendations of the CICA Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangible Assets". Accordingly, all business acquisitions performed during the fiscal year were accounted for using the purchase method. In addition, CAE ceased amortizing goodwill from April 1, 2001, as it adopted the goodwill impairment model introduced by the new accounting rules.
Goodwill amortization amounted to $5.1 million for the year ended March 31, 2001.


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26                                                                   CAE AR 2002

In addition, no write-down of goodwill arose from the application of the impairment model upon adoption of these new recommendations.
    In accordance with CICA Section 1650, "Foreign Currency Translation", the Company will no longer amortize the exchange gains or losses arising on the translation of long-term foreign currency items. Exchange gains or losses arising on translation will be included in earnings as incurred. Effective April 1, 2002, the recommendations will be applied retroactively and consequently, prior years' financial statements will be restated. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency debt amounted to $9.2 million (2001 - $7.6 million). The impact of this accounting change will be a charge to fiscal 2002 earnings of $1.1 million, net of $0.5 million in taxes, and a charge to fiscal 2002 opening retained earnings of $5.3 million net of $2.3 million in taxes.
     Effective April 1, 2002, CAE will prospectively adopt the new recommendations of CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments". The standard encourages but does not require that the fair value method of valuing stock options be used for transactions with employees. The Company will not change the method currently used to account for stock options granted to employees, but will provide the required pro forma disclosures on the impact of the fair value method, which produces estimated compensation charges. For the year ended March 31, 2002, had the new standard been adopted, a reduction of less than $0.01 on both earnings and diluted earnings per share from continuing operations and net earnings and diluted net earnings per share would have been presented.

Business Risks and Uncertainties
CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company's management policies.

MARKET CYCLES
CAE participates in competitive global markets that are subject to worldwide economic trends and political influences. Many of the Company's products are affected by industry market cycles. The Civil Simulation and Training market generally follows the trend established in the commercial airline industry, particularly the delivery of new aircraft. Military simulation programs, awarded mainly by governments, are dependent on price, technology, life cycle costs, delivery, quality and government spending on defence programs, and may also be influenced by in-country presence. Lead times on military programs can easily surpass 12 months. CAE has positioned itself in its core business segments, geographically and by industry sector, and is expanding the scope of its product offerings to help moderate these risks.

PRODUCT INNOVATION
CAE emphasizes product innovation in all segments. Its success is dependent upon the advancement of technology on existing products and the introduction of new products. In response, CAE expends a significant amount on research and development, which in many cases is sponsored by the customer. Certain initiatives also receive the support of the Government of Canada through the Technology Partnerships Canada program.

CHANGES IN CONTRACT COST
CAE's operating results may fluctuate from a change in the cost to complete long-term fixed-price contracts. Typically these contracts incorporate new technological solutions, the cost of which is difficult to estimate.

KEY PERSONNEL
CAE is dependent on the continued service of qualified technical personnel, and its ability to attract and retain them. CAE applies a compensation philosophy designed to mitigate this risk.